Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Nine Months Ended June 30, 2014
	Years ended September 30
	2009	2010	2011	2012	2013
Earnings:
Earnings from continuing operations before income taxes	$2,450	2,879	3,631	3,115	3,196	2,532
Fixed charges	362	398	370	373	373	269
Earnings, as defined	$2,812	3,277	4,001	3,488	3,569	2,801

Fixed Charges:
Interest Expense	$244	280	246	241	234	165
One-third of all rents	118	118	124	132	139	104
Total fixed charges	$362	398	370	373	373	269

Ratio of Earnings to Fixed Charges	7.8X	8.2X	10.8X	9.4X	9.6X	10.4X